Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Net income (loss)	$(152,656)	$396,539	$120,674	$986,534

Preferred Stock dividend requirements	(23,068)	(15,471)	(91,519)	(61,380)

Net income (loss) attributable to
common stockholders	$(175,724)	$381,068	$29,155	$925,154

Weighted average number of common
shares outstanding	15,785,616	15,703,092	15,746,500	15,520,079

Preferred Stock Common Share Equivalents	-	1,236,160	-	1,143,998

Dilutive Stock Options outstanding for	-	904,849	700,522	821,564
the Period

Dilutive Warrants outstanding for	-	2,021,146	991,242	1,616,405
the Period

Weighted average number of common	15,785,616	19,865,247	17,438,265	19,102,046
and equivalent shares outstanding

Net income (loss) per common share	$(0.01)	$0.02	$0.00	$0.05